Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the year ended December 31, 2013

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$37,465,676

Add:
Interest on indebtedness (excluding capitalized interest)	215,832,596
Amortization of debt related expenses	7,263,026
Portion of rents representative of the interest factor	7,887,716
268,449,014

Distributed income from equity investees	258,049,650

Pretax earnings from continuing operations, as adjusted	$526,498,664

Fixed charges -
Interest on indebtedness (including capitalized interest)	$217,095,852
Amortization of debt related expenses	2,641,694
Portion of rents representative of the interest factor	7,887,716

Fixed charges	$227,625,262

Ratio of earnings to fixed charges	2.3